

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2014

Via E-mail
Joseph Ragan
Chief Financial Officer
Globe Specialty Metals, Inc.
600 Brickell Ave. Suite 1500
Miami, Florida 33131

> **Re: Globe Specialty Metals, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2013**
> **Filed August 28, 2013**
> **File No. 001-34420**

Dear Mr. Ragan:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ John Reynolds

                            John Reynolds
                            Assistant Director
                            Office of Beverages, Apparel and
                            Mining